Morgan Stanley & Co. LLC

1585 Broadway, New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue, New York, New York 10179

April 16, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Office Chief
Alexandra Barone, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Rebekah Lindsey, Staff Account

Re:	UiPath, Inc.

Registration Statement on Form S-1

(File No. 333-254738)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of UiPath, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on April 20, 2021 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: April 12, 2021 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 2,225 copies of the prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

J.P. MORGAN SECURITIES LLC

As Representatives of the Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/S/ Ashley MacNeill
Name: Ashley MacNeill
Title: Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/S/ Ilana Foni
Name: Ilana Foni
Title: Vice President

[Signature Page to Acceleration Request Letter]